Third Quarter Report
to Shareholders
September 30, 2004

MASONITE INTERNATIONAL CORPORATION
Quarterly Report to Shareholders
September 30, 2004

Management’s Report on Financial Statements

The accompanying unaudited consolidated financial statements of Masonite International Corporation are the responsibility of management and have been prepared in accordance with Canadian generally accepted accounting principles. The unaudited consolidated financial statements and information in Management’s Discussion and Analysis (“MD&A”) include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration of materiality and have been prepared on a consistent basis with that in the annual audited consolidated financial statements.

Management maintains appropriate systems of internal control. Policies and procedures have been designed to provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded and financial records are properly maintained to ensure that financial information is relevant and reliable. The Company’s independent auditors, KPMG LLP, did not perform a quarterly review engagement of these unaudited consolidated financial statements.

The Audit Committee of the Board of Directors is composed of independent directors and meets periodically with the independent auditors and management representatives to review the unaudited consolidated quarterly and annual audited financial statements, discuss internal accounting control, the nature, extent and results of KPMG LLP’s audits and other financial reporting matters. The independent auditors have unrestricted access to the Audit Committee. The Audit Committee reports its findings and makes recommendations to the Board of Directors and is responsible for re-appointing the independent auditors. The Board of Directors has approved these unaudited consolidated financial statements.

October 20, 2004

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
Period of nine months ended September 30
(In thousands of U.S. dollars except per share amounts)

	2004	2003
Sales	$1,629,703	$1,321,341
Cost of sales	1,276,716	1,025,880

	352,987	295,461
Selling, general and administration	140,652	122,828

Income before the undernoted	212,335	172,633
Depreciation and amortization	44,345	36,017

Income before other expense, interest and income taxes	167,990	136,616
Other (income) expense	(1,337)	399
Interest	28,871	27,129

	140,456	109,088
Income taxes	34,698	26,088

	105,758	83,000
Non-controlling interest	5,148	4,527

Net income	100,610	78,473

Earnings per share:
Basic	$1.84	$1.46

Diluted	$1.80	$1.42

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
Period of three months ended September 30
(In thousands of U.S. dollars except per share amounts)

	2004	2003
Sales	$597,169	$462,169
Cost of sales	469,283	359,034

	127,886	103,135
Selling, general and administration	50,125	40,018

Income before the undernoted	77,761	63,117
Depreciation and amortization	16,875	12,179

Income before other expense, interest and income taxes	60,886	50,938
Other (income) expense	(2,533)	69
Interest	10,968	8,863

	52,451	42,006
Income taxes	13,398	9,027

	39,053	32,979
Non-controlling interest	2,378	2,189

Net income	36,675	30,790

Earnings per share:
Basic	$0.67	$0.57

Diluted	$0.66	$0.56

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	September 30	December 31
	2004	2003
ASSETS
Cash	$125,085	$129,676
Accounts receivable	259,992	258,264
Inventories	391,197	321,145
Prepaid expenses	21,677	17,185
Current future income taxes	28,785	29,318

	826,736	755,588

Property, plant and equipment	909,323	752,110
Goodwill and other intangibles	300,475	130,475
Other assets	49,500	46,663
Long-term future income taxes	9,319	8,315

	1,268,617	937,563

	$2,095,353	$1,693,151

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank indebtedness	$19,987	$6,608
Accounts payable and accrued liabilities	329,176	301,484
Income taxes payable	37,729	27,013
Current portion of long-term debt	48,936	35,498

	435,828	370,603
Long-term debt	621,293	447,260
Long-term future income taxes	114,575	106,662
Non-controlling interest	79,132	35,986

	1,250,828	960,511

Share capital	270,966	266,870
Contributed surplus	530	191
Retained earnings	502,270	403,525
Cumulative translation adjustments	70,759	62,054

	844,525	732,640

	$2,095,353	$1,693,151

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars)

	September 30	December 31
	2004	2003
COMMON SHARES
Balance at beginning of period	$266,870	$257,325
Issued	4,590	9,545
Purchased for cancellation	(494)	—

Balance at end of period	$270,966	$266,870

CONTRIBUTED SURPLUS
Balance at beginning of period	$191	$—
Stock-based compensation awards	339	191

Balance at end of period	$530	$191

RETAINED EARNINGS
Balance at beginning of period	$403,525	$295,854
Net income	100,610	107,671
Premium paid on common shares purchased for cancellation	(1,865)	—

Balance at end of period	$502,270	$403,525

CUMULATIVE TRANSLATION ADJUSTMENTS
Balance at beginning of period	$62,054	$(738)
Unrealized gain on translation of net investments in foreign operations	8,705	62,792

Balance at end of period	$70,759	$62,054

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of nine months ended September 30
(In thousands of U.S. dollars)

	2004	2003
Cash provided by (used in) operating activities
Net income for the period	$100,610	$78,473
Depreciation and amortization	44,345	36,017
Non-controlling interest	5,148	4,527
Cash reinvested in working capital and other	(26,112)	(75,940)

	123,991	43,077

Cash provided by (used in) investing activities
Proceeds from sale of assets	9,926	2,374
Acquisitions (note 2)	(242,052)	(4,476)
Additions to property, plant and equipment	(43,636)	(37,212)
Other investing activities	(22,316)	(2,113)

	(298,078)	(41,427)

Cash provided by (used in) financing activities
Net issuance of common shares	2,231	5,767
Increase in bank and other indebtedness	13,379	7,098
Net issue (repayment) of long-term debt	147,248	(43,381)

	162,858	(30,516)

Net foreign currency translation adjustment	6,638	11,166

Decrease in cash	(4,591)	(17,700)
Cash, beginning of period	129,676	47,644

Cash, end of period	$125,085	$29,944

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of three months ended September 30
(In thousands of U.S. dollars)

	2004	2003
Cash provided by (used in) operating activities
Net income for the period	$36,675	$30,790
Depreciation and amortization	16,875	12,179
Non-controlling interest	2,378	2,189
Cash (reinvested in) from working capital and other	(19,618)	14,742

	36,310	59,900

Cash provided by (used in) investing activities
Proceeds from sale of assets	9,508	135
Acquisitions (note 2)	(56,307)	(205)
Additions to property, plant and equipment	(11,336)	(16,048)
Other investing activities	(6,791)	(2,341)

	(64,926)	(18,459)

Cash provided by (used in) financing activities
Net issuance of common shares	(1,721)	1,268
Increase (decrease) in bank and other indebtness	8,353	(26,650)
Repayment of long-term debt	(29,534)	(10,263)

	(22,902)	(35,645)

Net foreign currency translation adjustment	4,992	1,518

(Decrease) increase in cash	(46,526)	7,314
Cash, beginning of period	171,611	22,630

Cash, end of period	$125,085	$29,944

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of nine months ended September 30
(In thousands of U.S. dollars)

	2004	2003
Sales
North America	$1,307,823	$1,068,293
Europe and other	355,806	280,657
Intersegment	(33,926)	(27,609)

	$1,629,703	$1,321,341

Segment operating income
North America	$155,754	$128,441
Europe and other	38,830	30,775

	194,584	159,216

Expenses
General	26,594	22,600
Interest	28,871	27,129
Other (income) expense	(1,337)	399
Income taxes	34,698	26,088
Non-controlling interest	5,148	4,527

	93,974	80,743

Net income	$100,610	$78,473

Product line segment data
Sales:
Interior products	$995,823	$859,059
Exterior products	633,880	462,282

	$1,629,703	$1,321,341

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of three months ended September 30
(In thousands of U.S. dollars)

	2004	2003
Sales
North America	$480,581	$377,443
Europe and other	131,028	93,905
Intersegment	(14,440)	(9,179)

	$597,169	$462,169

Segment operating income
North America	$55,724	$47,684
Europe and other	14,843	10,436

	70,567	58,120

Expenses
General	9,681	7,182
Interest	10,968	8,863
Other (income) expense	(2,533)	69
Income taxes	13,398	9,027
Non-controlling interest	2,378	2,189

	33,892	27,330

Net income	$36,675	$30,790

Product line segment data
Sales:
Interior products	$339,645	$287,012
Exterior products	257,524	175,157

	$597,169	$462,169

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended September 30, 2004 and 2003 (In thousands of U.S. dollars except for per share information)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial statements, which differ in some respects from United States GAAP. The differences between Canadian and United States GAAP are disclosed in Note 14 of these unaudited consolidated financial statements. In these unaudited consolidated financial statements, certain footnote information and footnote disclosures normally included in annual financial statements prepared in accordance with GAAP have been condensed or omitted. The unaudited consolidated financial statements included herein should be read in conjunction with Masonite International Corporation’s (the “Company”) annual audited financial statements for the year ended December 31, 2003.

The unaudited consolidated financial statements are prepared using the same accounting polices and methods of application as were used in preparing the most recent annual financial statements except for the adoption of new accounting standards as described below. Operating results for the interim period included herein are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

Principles of Consolidation

The unaudited consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated upon consolidation. The results of subsidiaries acquired during the period are consolidated from their respective dates of acquisition.

New Accounting Standards

(a) Accounts Receivable

Effective June 2004, the Company applied the Canadian Institute of Chartered Accounts (“CICA”) Accounting Guideline 12, “Transfer of Receivables” which is substantially similar to United States Accounting Standard SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets, and Extinguishments of Liabilities”. This guideline establishes the criteria to be met in order to account for the transfer of accounts receivable as a sale. These criteria are that the transferred receivables have been put presumptively beyond the reach of the Company and its creditors after the sale, that there are no constraints put on the transferee taking advantage of its right to pledge or exchange the assets received, and that the Company no longer maintains effective control over the transferred receivables. The Company has assessed the transfer agreement, concluding that all of the above criteria have been met. Note 3 to these unaudited consolidated financial statements contains additional disclosure with respect to the transfer of accounts receivable.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended September 30, 2004 and 2003 (In thousands of U.S. dollars except for per share information)

(b) Employee Future Benefits

In April 2004, the CICA revised Handbook Section 3461, “Employee Future Benefits”, which became effective for interim periods ending June 30, 2004. The revised standard establishes additional disclosures surrounding pension expense for interim periods, requiring interim disclosures for pension expense to be similar to annual disclosures. The additional disclosure requirements of this new standard are included in Note 7 of these unaudited consolidated financial statements.

(c) Asset Retirement Obligations

In March 2003, the CICA issued Handbook Section 3110, “Asset Retirement Obligations”, which became effective January 1, 2004. The standard establishes recognition, measurement and disclosure standards applicable to legal obligations associated with the retirement of property, plant and equipment that results from its acquisition, construction, development or normal operations. The Company has assessed the effect of this new standard and has determined that it has no significant impact on the unaudited consolidated financial statements.

(d) Hedging Relationships

In December 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships”. This guideline establishes new criteria for hedge accounting and is effective for the Company’s 2004 fiscal year. The Company has reassessed all hedging relationships to determine whether the criteria have been met. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedging instrument. All significant current hedging relationships have been adequately documented and effectiveness has been assessed in order to comply with the requirements to continue to apply hedge accounting.

(e) Generally Accepted Accounting Principles and General Standards of Financial Statement Presentation

In July 2003, the CICA issued Handbook Sections 1100, “Generally Accepted Accounting Principles”, and 1400, “General Standards of Financial Statement Presentation”. These sections establish standards for financial reporting and fair presentation in accordance with Canadian GAAP and provide guidance on sources to consult when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. Upon adoption of these recommendations as of January 1, 2004, the Company determined that they have no significant impact on the unaudited consolidated financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended September 30, 2004 and 2003 (In thousands of U.S. dollars except for per share information)

(f) Revenue Recognition

In December 2003, the CICA issued Emerging Issues Committee (“EIC”) abstracts 141 “Revenue Recognition”, 142 “Revenue Arrangements with Multiple Deliverables”, and 143 “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts”. These abstracts now conform Canadian to United States GAAP regarding revenue recognition and were effective for fiscal years beginning on or after January 1, 2004. The Company has determined that the adoption of these abstracts have no significant impact on the unaudited consolidated financial statements.

NOTE 2: ACQUISITIONS

In the nine month period ended September 30, 2004, the Company completed several acquisitions of entry door, interior door and door component manufacturers in the United States, Eastern Europe and Malaysia.

The preliminary purchase price for these acquisitions, which are subject to certain post closing adjustments, was allocated as follows:

Current assets	$49,149
Fixed assets	152,984
Goodwill and intangibles	167,193
Other assets	2,025
Liabilities assumed	(43,229)
Long-term debt	(39,447)

288,675
Non-controlling interest	(36,130)
Cost of equity investment	(10,727)

241,818
Consideration:
Cash, net of cash acquired	$241,818

Also during the year, the Company made an equity investment in a door component manufacturing entity for cash consideration of $10,286 and increased its ownership percentage in a less than wholly owned subsidiary for cash consideration of $234.

NOTE 3: ACCOUNTS RECEIVABLE

At the end of the second quarter, the Company entered into an agreement with its lead banker to sell up to $75 million of non-interest bearing trade accounts receivable. Under this agreement, the Company acts as the servicer of the receivables, and is permitted to sell, on an ongoing basis, additional eligible accounts receivable on an agreed upon timetable.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 Period ended September 30, 2004 and 2003 (In thousands of U.S. dollars except for per share information)

At quarter end, the Company had sold $73 million (2003 - $nil) of trade accounts receivable under this agreement, and excluded this amount from the balance of accounts receivable. The discount recognized on these transactions in the income statement for the nine months ended September 30, 2004 amounted to $573 (2003 - $nil); and for the three month period ended September 30, 2004 the discount recognized totaled $466 (2003 - $nil). Company does not have a retained interest in the receivables sold under this facility.

NOTE 4: INCOME TAXES

The Company’s income tax expense for the nine month and three month periods ended September 30, 2004 and September 30, 2003 is comprised of:

	Nine Months Ended		Three Months Ended
	September	September	September	September
	30, 2004	30, 2003	30, 2004	30, 2003
Current	$21,310	$11,818	$15,646	$1,642
Future	13,388	14,270	(2,248)	7,385

	$34,698	$26,088	$13,398	$9,027

NOTE 5: SHARE CAPITAL

Information with respect to outstanding common shares is as follows:

	Shares	Amount
September 30, 2004	54,786,699	$270,966
October 29, 2004	54,793,531

Information with respect to the Company’s stock option plan for the nine month period ended September 30, 2004 and September 30, 2003 is as follows:

	September 30, 2004		September 30, 2003
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price
Options outstanding, beginning of period	2,743,750	$12.20	3,657,200	$9.30
Options granted	—	—	113,000	20.08
Options exercised	452,900	10.14	666,350	8.65
Options cancelled	—	—	2,000	15.90

Options outstanding, end of period	2,290,850	$13.11	3,101,850	$11.70

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 Period ended September 30, 2004 and 2003 (In thousands of U.S. dollars except for per share information)

In June 2004, the Company filed a Normal Course Issuer Bid (“Share Repurchase”) with the Toronto Stock Exchange to repurchase up to 4.7 million common shares, for cancellation, over the period from June 11, 2004 to June 10, 2005. The shares will be repurchased at the market price. The number of shares repurchased during any 30-day period may not exceed 2% of the total outstanding common shares. For the nine month and three month periods ended September 30, 2004, the Company purchased for cancellation 100,000 (2003 – nil) of its common shares for $2,359 (2003 - $nil) pursuant to its Share Repurchase.

NOTE 6: STOCK BASED COMPENSATION

(a) Stock option plan

In 2003, the Company adopted on a prospective basis the fair value method of accounting for stock options. The fair value method was applied to all stock options issued on or after January 1, 2003. Compensation expense relating to stock options recorded in the income statement for the nine months ended September 30, 2004 amounted to $339 (2003 - $nil); and for the three month period ended September 30, 2004 compensation expense totaled $89 (2003 - $nil).

For options granted in 2002, the pro-forma effect of fair value accounting applied to stock options issued between January 1 and December 31, 2002 for the nine month and three month periods ending September 30, 2004 and September 30, 2003 is as follows:

	Nine Months Ended		Three Months Ended
	September	September	September	September
	30, 2004	30, 2003	30, 2004	30, 2003
Net income as reported	$100,610	$78,473	$36,675	$30,790
Deduct: Stock based compensation costs using fair value method, net of tax	(406)	(1,241)	(106)	(636)

Pro-forma net income	$100,204	$77,232	$36,569	$30,154
Net income per share
Basic – as reported	$1.84	$1.46	$0.67	$0.57
Basic – pro-forma	1.83	1.44	0.67	0.56

Diluted – as reported	$1.80	$1.42	$0.66	$0.56
Diluted – pro-forma	1.79	1.40	0.65	0.54

(b) Other stock-based compensation plan

Total compensation expense recorded in connection with the Company’s Restricted Share Unit and Deferred Share Unit plans for the nine month ended September 30, 2004 was $2,520 (2003 - $nil). For the three month period ended September 30, 2004, total compensation expense was $1,052 (2003 - $nil).

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 Period ended September 30, 2004 and 2003 (In thousands of U.S. dollars except for per share information)

NOTE 7: PENSION AND POST-RETIREMENT BENEFITS

(a) Defined contribution plans

For certain subsidiaries the Company matches a portion of employee contributions to defined contribution retirement plans. Total contributions by the Company for the nine month and three month periods ended September 30, 2004 and September 30, 2003 were as follows:

	Nine Months Ended		Three Months Ended
	September	September	September	September
	30, 2004	30, 2003	30, 2004	30, 2003
Cash contributions	$4,229	$3,887	$1,314	$1,075

(b) Defined benefit plans

Certain of the Company’s subsidiaries maintain defined benefit pension plans for specific employees. Information about the Company’s total benefit cost for these defined benefit plans for the nine month and three month periods ended September 30, 2004 and September 30, 2003 is as follows:

	Nine Months Ended		Three Months Ended
	September	September	September	September
	30, 2004	30, 2003	30, 2004	30, 2003
Current service cost	$651	$1,297	$217	$432
Interest cost	2,524	2,549	841	850
Expected return on plan assets	(2,908)	(2,980)	(969)	(993)
Amortization of prior service cost	—	72	—	24

Net benefit cost	$267	$938	$89	$313

In the fourth quarter of 2003, the Company curtailed its defined benefit pension plan for U.S. salaried and non-unionized hourly workers. In addition, the Company also maintains certain other defined benefit plans, principally in the U.K. which have been curtailed in prior years and for which the net pension liability is not significant.

(c) Post-retirement benefits

Certain of the Company’s subsidiaries maintain defined post-retirement benefit plans for specific employees. Information about the Company’s total benefit cost for these post-retirement benefits for the nine month and three month periods ended September 30, 2004 and September 30, 2003 is as follows:

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 Period ended September 30, 2004 and 2003 (In thousands of U.S. dollars except for per share information)

	Nine Months Ended		Three Months Ended
	September	September	September	September
	30, 2004	30, 2003	30, 2004	30, 2003
Current service cost	$149	$229	$32	$77
Interest cost	129	201	25	67
Settlement gain	(80)	—	(35)	—
Curtailment gain	(2,015)	—	—	—

Net benefit cost (income)	$(1,817)	$430	$22	$144

NOTE 8: EARNINGS PER SHARE

The computations for basic and diluted earnings per share for the nine month and three month periods ending September 30, 2004 and September 30, 2003 are as follows:

	Nine Months Ended		Three Months Ended
	September	September	September	September
	30, 2004	30, 2003	30, 2004	30, 2003
Net income	$100,610	$78,473	$36,675	$30,790

Weighted average number of common shares outstanding (000’s):
Basic	54,763,000	53,753,000	54,790,000	54,032,000
Effect of share options and warrants	1,227,000	1,431,000	1,117,000	1,405,000

Diluted	55,990,000	55,184,000	55,907,000	55,437,000

Earnings per share
Basic	$1.84	$1.46	$0.67	$0.57
Diluted	1.80	1.42	0.66	0.56

All share options to purchase common shares during the three and nine month periods ended September 30, 2004 and 2003 were included in the computation of diluted earnings per share because the exercise price was lower than the average market price of the common shares during the period.

The sum of basic and diluted earnings per share for the quarters may differ from the basic and diluted earnings per share for the year due to differences in the average number of shares outstanding.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 Period ended September 30, 2004 and 2003 (In thousands of U.S. dollars except for per share information)

NOTE 9: COMMITMENTS

The Company has entered into foreign currency contracts to hedge foreign currency risk. At September 30, 2004, unrealized gains totaling $1,744 (2003 - $2,756) and unrealized losses totaling $652 (2003 - $884). The Company had the following outstanding foreign exchange forward contracts representing commitments to buy and sell foreign currencies at September 30, 2004:

				Weighted
	Currency	Amount	Currency	Average
Year of Maturity	Sold	Sold	Purchased	Rate
2004	GBP	£2,700	USD	1.6484
2004	GBP	£10,500	EUR	1.3956
2004	USD	$7,500	CAD	1.3789
2004	USD	$2,586	ZAR	0.1543
2005	GBP	£1,200	USD	1.7850
2005	GBP	£6,000	EUR	1.4595
2005	USD	$10,000	CAD	1.3806
2005	USD	$577	ZAR	0.1515

Future minimum payments, for the next five periods ending September 30, under non-cancelable operating leases with initial or remaining terms of one year or more consisted of the following at September 30, 2004:

2005	$18,875
2006	14,031
2007	10,005
2008	7,039
2009 and thereafter	21,912

$71,862

NOTE 10: GUARANTEES AND CONTINGENCIES

The Company is involved in various claims and legal actions. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position or liquidity.

The Company was a guarantor under certain performance letters of credit arising from a previous transaction in the amount of $8.9 million which were extinguished in April 2004.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 Period ended September 30, 2004 and 2003 (In thousands of U.S. dollars except for per share information)

NOTE 11: LONG-TERM DEBT

	September	December
	30, 2004	31, 2003
Bank term loans due August 31, 2006	$41,641	$34,418
Bank term loans due August 31, 2008	570,495	425,181
Bank term loans due June 28, 2007	15,000	20,000
Other loans with various maturities	43,093	3,159

	670,229	482,758
Less current portion	48,936	35,498

	$621,293	$447,260

In the first quarter of 2004, the Company negotiated an additional term borrowing of $200 million that was used principally to fund an acquisition (see Note 2). The new facilities consist of a $50 million term loan due August 31, 2006 bearing interest at LIBOR plus 1.50%, and a $150 million term loan due August 31, 2008 bearing interest at LIBOR plus 2.25%. The additional borrowings have terms and conditions substantially similar to the existing borrowings. Interest on long-term debt in the nine month period ended September 30, 2004 was $28,193 (2003 - $25,134) and for the three months ending September 30, 2004 was $10,854(2003 - $8,320).

The aggregate amount of principal repayments in each of the next five periods ending September 30 is as follows:

2005	$48,936
2006	29,886
2007	28,066
2008	555,573
2009 and thereafter	7,768

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 Period ended September 30, 2004 and 2003 (In thousands of U.S. dollars except for per share information)

NOTE 12: SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information for the nine month and three month periods ending September 30, 2004 and September 30, 2003 are as follows:

	Nine Months Ended		Three Months Ended
	September	September	September	September
	30, 2004	30, 2003	30, 2004	30, 2003
Interest paid	$29,070	$28,674	$12,384	$7,527
Income taxes paid	18,970	13,728	5,777	3,288
Income tax refunds	7,029	8,967	2,280	8,622
Note payable issued in connection with business combination	—	659	—	—

NOTE 13: ADDITIONAL SEGMENTED INFORMATION

	September	December
	30, 2004	31, 2003
Property, plant and equipment:
Canada	$121,879	$84,163

North America	$569,210	$473,230
Europe and other	340,113	278,880

	$909,323	$752,110
Goodwill and other intangibles:
Canada	$58,028	$26,442

North America	$270,608	$120,578
Europe and other	29,867	9,897

	$300,475	$130,475

NOTE 14: RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These unaudited consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from United States GAAP. Following is a summary of the effect of significant differences in GAAP on the Company’s unaudited consolidated financial statements for the nine month and three month periods ended September 30, 2004 and September 30, 2003 respectively:

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 Period ended September 30, 2004 and 2003 (In thousands of U.S. dollars except for per share information)

	Nine Months Ended		Three Months Ended
	September	September	September	September
	30, 2004	30, 2003	30, 2004	30, 2003
Net income based on Canadian GAAP	$100,610	$78,473	$36,675	$30,790
Effect of SFAS 133, net of tax	3,591	(16)	1,186	1,508

Net income based on United States GAAP	$104,201	$78,457	$37,861	$32,298

Earnings per share under United States GAAP
Basic	$1.90	$1.46	$0.69	$0.60
Diluted	1.86	1.42	0.68	0.58

Effect of SFAS 133

United States Accounting Standard SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships.

The Company has entered into interest rate swap agreements to convert a portion of its floating rate debt into fixed rate debt in accordance with the Company’s risk management objective of mitigating the variability and uncertainty in its cash flows due to variable interest rates. As at September 30, 2004, the total floating rate debt effectively converted to fixed rate debt was $275,000. These agreements mature at various dates through 2006.

The criteria under United States GAAP for hedge accounting were not met prior to the establishment of the above noted interest rate swap agreements. Accordingly, any change in the fair value of the interest rate swaps was reported in income prior to January 1, 2004. As of January 1, 2004, the Company had met the criteria for designating and assessing the effectiveness of hedging relationships, thus the interest rate swaps were designated as cash flow hedges. Under United States GAAP, a portion of the changes in fair values of these financial instruments is recognized in the income statement.

NOTE 15: COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year basis of presentation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion has been prepared by management and is a review of Masonite International Corporation’s (the “Company” or “Masonite”) financial condition and results of operations for the nine months and quarter ended September 30, 2004 based upon Canadian generally accepted accounting principles (“GAAP”). All amounts are in United States dollars unless specified otherwise.

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the Company’s unaudited consolidated financial statements and annual audited financial statements and accompanying notes for the year ended December 31, 2003.

Overview of the Business

Masonite is one of the world’s largest manufacturers and merchandisers of doors, door components and door entry systems to the home improvement and home construction markets. Masonite operates over 80 facilities in 17 countries and has approximately 14,000 employees. The Company sells its products to distributors, jobbers, home centre chains and wholesale and retail building supply dealers worldwide.

A summary of the Company’s results for the three most recently completed fiscal years is as follows:

For the Fiscal Year Ended December 31,
(thousands of dollars, except per share amounts)

	2003	2002(1)	2001 (1)
Operating Data
Sales	$1,777,238	$1,619,516	$1,421,602
Net income	$107,671	$89,543	$39,460
Net income per share
Basic	$2.00	$1.70	$0.84
Diluted	$1.95	$1.65	$0.84
Balance Sheet Data
Total assets	$1,693,151	$1,462,791	$1,442,286
Long-term financial liabilities (2)	$482,758	$533,582	$607,596

(1)	Net income for 2002 includes a gain on refinancing of $2,990 and 2001 includes debt extinguishment costs of $17,370.

(2)	Long-term financial liabilities consists of long-term debt including current maturities.

The market demand for building products is determined by various factors including general economic conditions, interest rates, levels of unemployment, consumer confidence and the availability of credit. These factors influence the demand for building products used in both new residential and commercial construction and, to a lesser extent, affect building products usage in home renovation, remodeling and repair. The pace of existing home sales also affects the demand for building products used in home renovation, remodeling and repair. A significant and growing portion of the Company’s sale of doors, door components and door entry systems are used for home improvement and repair projects.

Results of Operations - Nine Months ended September 30, 2004 compared with Nine Months ended September 30, 2003

Consolidated sales in the first nine months of 2004 increased approximately 23% or $308 million to $1.6 billion from sales of $1.3 billion in 2003. The 23% year-over-year sales increase was the result of internal growth (14%) and acquisitions (9%). In all Masonite markets demand in both the home improvement and new construction sectors was stronger in the first nine months of 2004 than the first nine months of last year. In 2003, the Company was negatively affected by harsh weather conditions early in the year and greater consumer uncertainty because of geopolitical events. Sales in 2004 were positively impacted by acquisitions and the release of several new interior and exterior products as well as the continued implementation of the Company’s “All Products Strategy” and integrated sales structure. The proportion of revenues from interior and exterior products was approximately 61% and 39% ($996 million and $634 million) respectively in 2004, compared to 65% and 35% ($859 million and $462 million) respectively, in the first nine months of 2003. The increase in exterior products as a percent of total sales was the result of the Company’s continued focus on exterior products and the March 2004 acquisition of the entry door business from the Stanley Works. Innovative new fiberglass exterior doors, new customers, new programs and continued marketing and advertising also contributed to the growth in exterior products.

Sales in the Company’s principal market segment, North America, increased by approximately 22% to $1.3 billion in the first nine months of 2004 versus $1.1 billion reported in the same period in 2003. The 22% year-over-year sales increase was the result of internal growth (9%) and acquisitions (13%). North American sales were positively impacted by acquisitions and the release of several new interior and exterior products as well as the continued implementation of the Company’s “All Products Strategy” and integrated sales structure.

Sales in the Company’s other segment, Europe and other, increased by approximately 27% to $356 million in the first nine months of 2004 versus $281 million in the same period in 2003. The 27% year-over-year sales increase was the result of internal growth (22%) and acquisitions (5%). Demand from both the new construction and home renovation sectors has been strong in the Company’s primary markets in 2004. With the Company’s European acquisitions to date in 2004, Masonite expanded its European presence to include several Eastern European markets.

Cost of sales, expressed as a percentage of sales, increased to 78.3% in 2004 from 77.6% in 2003. Many industries are experiencing increasing costs and, in some cases shortages of supply, particularly as it relates to steel, transportation, lumber and wood related components. These external factors impacted the financial results of the Company in the second and third quarters.

The effect of these cost increases were mitigated through improvements to operating leverage from the 23% increase in sales in the first nine months, the use of alternative products and sources of supply, and price increases to customers. The continuing impact of these and other measures is difficult to estimate due to the potential timing difference between input cost changes, availability of material and the Company’s ability to mitigate them.

The year to date results for 2004 were also negatively impacted by hurricanes in the Southeastern USA and a labour disruption. The Company’s ten facilities in the areas most severely impacted by four hurricanes in the U.S. Southeast lost a number of production and shipping days. While the Company’s properties were not damaged by the events, these facilities were forced to temporarily close along with many customers in the area. Also in the third quarter a labour disruption at one of the Company’s North American manufacturing operations resulted in 25 lost days of production.

Selling, general and administrative expenses as a percentage of sales were 8.6%, or $141 million, compared with 9.3%, or $123 million, in the previous year. The decrease in selling, general and administrative expenses as a per cent of sales is primarily due to the relatively fixed nature of these costs applied over a larger sales base. The expenditure for the year is not expected to exceed 9% of sales.

At this time, the Company expects an overall slight improvement in margins in the fourth quarter.

Consolidated EBITDA margins declined to 13.0% from 13.1% for comparable the nine month period. This 13.0% margin is consistent with the Company’s third quarter results.

As disclosed in the segmented information of the financial statements, segment operating income margins in the North American segment declined to 11.9% from 12.0% for the nine month period ended September 30, 2004. The factors discussed above disproportionately affected this segment.

As disclosed in the segmented information of the financial statements, segment operating income margins in the Europe and other segment declined to 10.9% from 11.0% for the nine month period, primarily as a result of increases in transportation and material costs not offset by increases in prices.

Depreciation and amortization expense increased approximately $8 million in the first nine months of 2004 to $44 million from $36 million in 2003. The increase in depreciation and amortization is the result of acquisitions and additional depreciation being incurred on capital expenditures from 2003.

Interest expense increased approximately $2 million in comparison to the first nine months of 2003. The increase in finance costs is due to higher debt levels in 2004 as a result of acquisitions and a slight increase in interest rates.

The Company’s effective income tax rate is the weighted average of federal, state and provincial rates in various countries in which the Company has operations including the United States, Canada, France, the United Kingdom and Ireland.

The Company’s 2004 net income for the first nine months of the year increased approximately 28% or $22 million to $101 million ($1.84 per share) from $78 million in 2003 ($1.46 per share). Basic earnings per share of $1.84 in 2004 and $1.46 in 2003 are calculated using the weighted average number of shares outstanding for the nine-month period of approximately 54.8 million and 53.8 million, respectively. Calculations of diluted earnings per share of $1.80 in 2004 and $1.42 in 2003 reflect the dilution effect from the assumed exercise of options and warrants where the exercise price was lower than the average market price of the common shares for the reporting period. The weighted average number of diluted shares for the nine month period ended September 30, 2004 were approximately 56.0 million (2003 – 55.2 million).

Results of Operations - Third Quarter of 2004 compared with Third Quarter of 2003

Consolidated sales in the third quarter of 2004 increased approximately 29% or $135 million to $597 million from sales of $462 million in 2003. The 29% quarter-over-quarter sales increase was the result of internal growth (16%) and acquisitions (13%). In all Masonite markets demand in both the home improvement and new construction sectors was stronger this quarter than the comparable period in 2003. Sales in 2004 were also positively impacted by acquisitions and the release of several new interior and exterior products as well as the continued implementation of the Company’s “All Products Strategy” and integrated sales structure. The proportion of revenues from interior and exterior products was approximately 57% and 43% ($340 million and $258 million) respectively, in 2004 compared to 62% and 38% ($287 million and $175 million) respectively, in the third quarter of 2003. The increase in exterior products as a percent of total sales was the result of the Company’s continued focus on exterior products and the March 2004 acquisition of the entry door business from the Stanley Works. Innovative new fiberglass exterior doors, new customers, new programs and continued marketing and advertising also contributed to the growth in exterior products.

Sales in the Company’s principal market segment, North America, increased by approximately 27% to $481 million in the third quarter of 2004 versus $377 million reported in the same period in 2003. The 27% quarter-over-quarter sales increase was the result of internal growth (12%) and acquisitions (15%). North American sales were positively impacted by acquisitions and the release of several new interior and exterior products as well as the continued implementation of the Company’s “All Products Strategy” and integrated sales structure.

Sales in the Company’s other segment, Europe and other, increased by approximately 40% to $131 million in the third quarter of 2004 versus $94 million in the same period in 2003. The 40% quarter-over-quarter sales increase was the result of internal growth (28%) and acquisitions (12%). Demand from both the new construction and home renovation sectors were strong in the Company’s primary markets in 2004. With the Company’s European acquisitions during the second quarter of 2004, Masonite expanded its European penetration to include several Eastern European markets.

Cost of sales, expressed as a percentage of sales, increased to 78.6% in the third quarter of 2004 from 77.7% in the third quarter of 2003, and was unchanged from the second quarter of 2004. Many industries are experiencing increasing costs and, in some cases shortages of supply, particularly as it relates to steel, transportation, lumber and wood related components. These external factors impacted the financial results of the Company in the third quarter. The effect of these cost increases were mitigated through improvements to operating leverage from the 29% increase in sales in the quarter, the use of alternative products and sources of supply, and price increases to customers. The continuing impact of these and other proactive measures is difficult to estimate due to the potential timing difference between input cost changes, availability of material and the Company’s ability to mitigate them. The results for the third quarter were negatively impacted by hurricanes and a labour disruption as discussed previously.

Selling, general and administrative expenses as a percentage of sales were 8.4%, or $50 million, compared with 8.7%, or $40 million, in the comparable quarter. The decrease in selling, general and administrative expenses as a per cent of sales is primarily due to the relatively fixed nature of these costs applied over a larger sales base. The expenditure for the year is not expected to exceed 9% of sales.

Consolidated EBITDA margins decreased to 13.0% from 13.7% for the comparable three month period. This 13.0% margin is consistent with the Company’s first and second quarter 2004 results.

As disclosed in the segmented information of the financial statements, segment operating income margins in the North American segment decreased to 11.6% in 2004 from 12.6% in 2003 for the three month period. The factors discussed above disproportionately affected this segment.

As disclosed in the segmented information of the financial statements, segment operating income margins in the Europe and other segment improved to 11.3% in 2004 from 11.1% in 2003 for the three month period, primarily as a result of higher operating leverage, partially offset by increased transportation and material costs .

Depreciation and amortization expense increased approximately $5 million in the third quarter of 2004 to $17 million from $12 million in 2003. The increase in depreciation and amortization is the result of acquisitions and additional depreciation being incurred on capital expenditures from 2003.

Interest expense increased approximately $2 million in comparison to the third quarter of 2003. The increase in finance costs is due to higher debt levels in the current year’s quarter as a result of acquisitions and a slight increase in interest costs.

The Company’s effective income tax rate is the weighted average of federal, state and provincial rates in various countries in which the Company has operations including the United States, Canada, France, the United Kingdom and Ireland.

The Company’s 2004 net income for the third quarter increased approximately 19% or $6 million to $37 million ($0.67 per share) from $31 million in 2003 ($0.57 per share). Basic earnings per share of $0.67 in 2004 and $0.57 in 2003 are calculated using the weighted average number of shares outstanding for the three-month period of approximately 54.8 million and 54.0 million, respectively. Calculations of diluted earnings per share of $0.66 in 2004 and $0.56 in 2003 reflect the dilution effect from the assumed exercise of options and warrants where the exercise price was lower than the average market price of the common shares for the reporting period. The weighted average number of diluted shares for the quarter ended September 30, 2004 was approximately 55.9 million (2003 – 55.4 million).

Summary of Quarterly Results (unaudited)

Selected Quarterly Information
(thousands of dollars, except per share amounts)

	September 30,	June 30,	March 31,	December
	2004	2004	2004	31, 2003
Sales	$597,169	$564,567	$467,967	$455,897
Net Income	$36,675	$36,191	$27,744	$29,198
Net Income per Share
Basic(1)	$0.67	$0.66	$0.51	$0.54
Diluted(1)	$0.66	$0.65	$0.50	$0.53

	September 30,	June 30,	March 31,	December 31,
	2003	2003	2003	2002
Sales	$462,169	$456,955	$402,217	$395,808
Net Income	$30,790	$27,339	$20,344	$22,209
Net Income per Share
Basic(1)	$0.57	$0.51	$0.38	$0.42
Diluted(1)	$0.56	$0.50	$0.37	$0.40

(1)	The sum of basic and diluted earnings per share for the four quarters may differ from the basic and diluted earnings per share for the year due to differences in the average number of shares outstanding.

Liquidity

Maintaining significant levels of liquidity and generating adequate amounts of free cash flow are important components of the Company’s financial strategy.

The Company generated approximately $124 million of cash flow in operations for the first nine months of 2004 compared to $43 million in the same period in the prior year. At the end of the third quarter 2004, the Company sold approximately $73 million of trade accounts receivable on a non-recourse basis. The cost of this accounts receivable program is less than the Company’s variable cost of debt.

During the third quarter of 2004, the Company generated approximately $36 million in cash flow from operating activities (2003 - $60 million) primarily through strong earnings and the reduction of working capital. At the end of the third quarter 2004, the Company sold approximately $73 million of trade accounts receivable on a non-recourse basis.

Investing activities used cash of approximately $298 million in the first nine months of 2004 compared to $41 million in the prior year. Capital expenditures were $6 million higher in the current year as the Company is now servicing a larger fixed asset base. Management expects the Company’s total capital expenditures in 2004 to be in the range of $50 - $60 million. In the nine month period ended September 30, 2004, the Company completed acquisitions of entry door, interior door and door component manufacturers in the United States, Eastern Europe and Malaysia. The Company also disposed of two redundant facilities in the year resulting in proceeds on disposal of approximately $10 million, and a gain on disposal of approximately $2 million, which is included in other income.

Investing activities in the third quarter used cash of approximately $65 million, as compared to a use of approximately $18 million in the third quarter of 2003. The primary uses of cash in the third quarter of 2004 were capital expenditures ($11 million) and acquisitions ($56 million).

Financing activities in the first nine months of 2004 generated approximately $163 million of cash flow compared to a cash outflow of $31 million in the prior year. The Company increased its long-term debt by approximately $205 million and made repayments of long term debt of $58 million. The issuance of common shares on the exercise of options and warrants generated $5 million of cash flow in 2004 (2003 - $6 million), while the repurchase of common shares under the Company’s Normal Course Issuer Bid (“Share Repurchase”) used $2 million (2003 - $nil) in the first nine months of 2004.

There were no significant financing activities in the third quarter of 2004 other than debt payments of $30 million (2003 - $10 million), and the increase of bank debt of approximately $8 million (2003 – decrease of $27 million). The continued exercise of options generated cash flows of $0.3 million (2003 - $1 million), and the repurchase of common shares under the Company’s Share Repurchase used $2 million (2003 - $nil) in the third quarter of 2004.

The Company’s working capital ratio declined to 1.90 to 1.0 at September 30, 2004 compared to 2.04 to 1.0 at December 31, 2003 as the Company used its cash on hand to fund acquisitions in the quarter of $56 million. The Company’s debt to equity ratio increased to 0.67 to 1.0 at September 30, 2004 compared to 0.49 to 1.0 at December 31, 2003. This increase can be attributed to the acquisitions noted above.

Management believes that its current cash balance plus future cash flows from operations and the additional bank term loans referred to in the above paragraphs will be sufficient to fund its near-term working capital and other investment needs.

The following table summarizes the Company’s significant contractual obligations and commercial commitments at September 30, 2004:

Contractual Obligation Payments Due by Period

		Less
(In millions of U.S.		than	1-3	4-5	After 5
dollars)	Total	1 year	Years	years	Years
Short-term debt	$20	$20	$—	$—	$—
Long-term debt	$670	$49	$613	$8	$—
Operating leases	$72	$19	$31	$5	$17
Commercial commitments (1)	$222	$40	$135	$47	$—

Total contractual cash obligations	$984	$128	$779	$60	$17

(1) Commercial commitments consist of agreements to purchase goods and services that are enforceable and legally binding. In addition, the purchase commitments specify all significant terms including fixed or minimum quantities to be purchased and the timing of the transaction. Commercial commitments exclude normal course purchase orders for raw materials or other goods and services as they represent authorizations to purchase rather than binding contracts.

Capital Resources

     Capital Structure Composition (%)

	September 30,	December 31,	December 31,
	2004	2003	2002
Shareholders’ equity	49%	54%	45%
Long-term debt (1)	38	35	44
Future income taxes	7	8	8
Non-controlling interest	5	2	2
Short-term debt	1	1	1

	100%	100%	100%

(1) Includes current portion of long-term debt

Historically, the Company has funded its growth through a combination of cash generated from operations, long-term bank debt and other borrowings, and by the periodic issuance of common shares.

In June 2004, the Company filed a Share Repurchase with the Toronto Stock Exchange. A copy of the Notice relating to the Share Repurchase may be obtained from the Company, without charge, by contacting the Company’s Investor Relations Department at investorrelations@masonite.com. For the nine month and three month periods ended September 30, 2004, the Company purchased for cancellation 100,000 (2003 – nil) of its common shares for $2,359 (2003 — $nil) pursuant to its Share Repurchase.

The Company’s senior credit facility consists of a $100 million long-term revolving bank loan and four term loans totaling $612 million. The additional $200 million in loans negotiated in March 2004 was primarily to fund acquisitions during the first half of 2004.

Information on the Company’s debt maturities is disclosed in Note 11 of the unaudited consolidated financial statements. The aggregate amount of long-term debt repayments required over the next five years is approximately $662 million at September 30, 2004 compared to $483 million at December 31, 2003.

Revolving bank lines are maintained to ensure short-term availability of funds. Masonite and its subsidiaries had approximately $128 million of revolving bank credit facilities established at September 30, 2004. Nothing was drawn at September 30, 2004 on the Company’s main $100 million revolving bank loan. Approximately $20 million of the Company’s $28 million of other current revolving bank lines were utilized at the end of the third quarter, and was classified as current bank indebtedness. The Company also had cash on hand of approximately $125 million as at September 30, 2004.

Off Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements other than those disclosed in notes 5, 7, 11 and 12 in the 2003 annual audited consolidated financial statements and notes 1, 3, 9 and 10 of these unaudited consolidated financial statements.

Transactions with Related Parties

The Company does not engage in transactions with related parties other than in the normal course of business with equity investments.

Critical Accounting Policies and Estimates

Masonite’s significant accounting policies are disclosed in Note 1 of the unaudited consolidated financial statements, and Note 1 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2003. The preparation of these financial statements requires management to make estimates that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosures of contingent items. The following discussion addresses the Company’s more critical accounting policies. These policies are important to the presentation of the operating results and financial position of the Company and require significant judgment or the use of estimates.

Inventory

Masonite values its inventories on a first-in, first-out basis at the lower of cost and replacement cost for raw materials, and the lower of cost and net realizable value for finished goods. In determining net realizable value, the Company considers such factors as yield, turnover or aging, expected future demand and past experience. A change in the underlying assumptions related to these factors could affect the valuation of inventory and have a corresponding effect on cost of sales.

Goodwill and other intangibles

The Company uses the purchase method of accounting for all business acquisitions. Use of the purchase method for acquisitions frequently results in the recording of goodwill and other intangibles as part of the purchase price. Goodwill and intangibles with indefinite lives are not amortized but instead are tested for impairment by the Company in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Other intangible assets are amortized over their estimated useful lives. Goodwill impairment analysis is performed at the reporting unit level by comparing the reporting unit’s carrying amount to its fair value. Fair values of reporting units are estimated using an income approach. In making this fair value assessment of goodwill and intangible assets, management relies on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. There are inherent uncertainties related to these factors and to management’s judgment in applying them to the analysis of goodwill and intangible asset impairment. Since management’s judgment is involved in performing goodwill and intangible asset valuation analyses, any change in estimates can affect the valuation of goodwill and intangible assets.

Income Taxes

The Company’s consolidated income tax provision is calculated by determining taxable income and then applying varying rates of income tax that are appropriate in the numerous taxing jurisdictions in which Masonite conducts business. In the ordinary course of conducting business internationally, there can be numerous transactions and calculations where the ultimate tax outcome is uncertain. The final result of these matters may be different from the estimates that have been made in determining income tax provisions and accruals. If these estimates and assumptions are determined to be inaccurate, there could be a material effect on the Company’s income tax provision and net income in the period in which the determination is made.

Masonite has recorded $38 million of future income tax assets. Future tax assets are calculated based on tax rates to be applied in future periods. Previously recorded tax assets and liabilities need to be adjusted when the expected date of the future event is revised based on current information. A valuation allowance has been recorded to reduce future tax assets to the amount of the future tax benefit that is likely to be realized. In determining the need for the valuation allowance, management considered such factors as projected future taxable income, the character of the income tax asset and the reversal of deferred income tax liabilities. If assumptions related to these factors change significantly, then the valuation allowance, income tax expense and net income may change materially in the period for which the determination is made.

Long-lived Assets

Management periodically evaluates the recoverability of long-lived assets, including property, plant and equipment and amortizable intangible assets based on a two-step impairment analysis. In performing this evaluation, reliance is placed upon a number of factors, which include operating results, business plans, economic projections and anticipated cash flows. Masonite writes down long-lived assets considered to be impaired based on an undiscounted cash flow test to fair value. Fair values are based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates that reflect varying degrees of perceived risk. Since fair value is based on estimates of future events, changes in estimates could result in write downs.

Employee Future Benefit Plans

The Company maintains defined benefit pension plans and other post retirement benefits covering certain employees. The determination of Masonite’s obligations and expenses for these plans uses several statistical and judgment factors that include the probable mortality rates of members, expected investment yields, the rates of wage and salary escalation, and expected ages at which members will retire. These estimates may differ materially from actual results that will occur over an extended period of time. Any significant differences may have a material effect on the recorded pension expense and carrying value of the plans’ net assets or net liabilities. In the second quarter of 2004, the Company recognized a $2 million curtailment on its post-retirement benefit plan as a result of the rationalization of non-core products.

Stock-based Compensation

Beginning January 1, 2003, the Company adopted a fair value method of accounting for all stock-based compensation payments to both employees and non-employees as discussed in Note 1(n) of the Company’s annual audited consolidated financial statements for the year ended December 31, 2003. The determination of Masonite’s obligations and compensation expense for these plans uses several mathematical and judgment factors that include: the expected volatility of the Company’s common share price, the anticipated life of the option, an estimated risk free interest rate and the number of options expected to vest. These estimates may differ from actual results that will occur over the life of the option. Any difference in the number of options that ultimately vest can affect future compensation expense. Other assumptions are not revised after the original estimate.

In 2003, the Company adopted a Restricted Share Unit (“RSU”) and Deferred Share Unit (“DSU”) program for certain key executives. Compensation expense related to the RSU’s and DSU’s are recognized over the vesting period. Any significant change in the Company’s share price could have an impact on the compensation expense recognized.

Changes in Accounting Policies

Included in Note 1 to the Company’s unaudited consolidated financial statements is a discussion on recently adopted accounting policies.

Financial Instruments

The Company utilizes certain financial instruments, principally interest rate swap contracts and forward currency exchange contracts to manage the risk associated with fluctuations in interest rates and currency exchange rates. The Company’s policy is not to utilize financial instruments for trading or speculative purposes. Interest rate swap contracts are used to reduce the impact of fluctuating interest rates on the Company’s long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount of which the payments are based. Forward currency exchange contracts are used to reduce the impact of fluctuating exchange rates on the Company’s purchases of materials and sale of goods in foreign currencies.

The Company formally documents all significant relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Almost 100% of the Company’s interest-bearing debt carries a floating interest rate. Therefore, in the normal course of business Masonite is exposed to changes in short-term interest rates that can create uncertainty and variability in its cash flows. To mitigate this exposure, in September 2001 the Company entered into a five-year interest rate swap agreement converting a notional $250 million of floating-rate debt into fixed-rate debt that currently bears interest at 7.96%. In August 2002, another five-year interest rate swap agreement was executed converting an additional $75 million of amortizing floating-rate debt into a fixed-rate debt at 5.47%. After giving effect to these interest rate swaps, approximately 60% of the Company’s outstanding interest-bearing debt carries a floating interest rate and the other 40% is effectively at fixed rates as at September 30, 2004. Management believes that these interest rate swaps are highly effective in achieving their economic purpose.

The Company’s forward exchange contracts do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on transactions being hedged. The Company does not require collateral or other security to support financial instruments with credit risk. The amount of foreign exchange contracts outstanding at September 30, 2004 is described in Note 9 to the unaudited consolidated financial statements. Additional information with respect to the Company’s use of financial instruments is available in the annual audited consolidated financial for the year ended December 31, 2003.

Non-GAAP Financial Measures

This MD&A contains non-GAAP measures. Securities regulators require that corporations caution readers that these terms do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. In this MD&A, debt to equity ratio is defined as interest bearing debt, net of cash, divided by shareholders’ equity. In addition, EBITDA is defined as earnings before depreciation and amortization, other (income) expense, interest, income taxes and non-controlling interest. Working capital ratio is calculated as total current assets divided by total current liabilities.

Forward-Looking Statements

This press release and other written reports and oral statements made by the Company may include forward-looking statements, all of which are subject to risks and uncertainties. One can identify these forward-looking statements by their use of words such as “expects”, “plans”, “will”, “estimates”, “intends”, “forecasts”, “projects” and other words of similar meaning, or by the fact that they do not relate strictly to historical or current facts. These statements are likely to address, but may not be limited to, the Company’s growth strategy and financial results. Readers must carefully consider any such statements and should understand that many factors could cause actual results and developments to differ materially from the Company’s forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other known and unknown risks and uncertainties, including: general economic, market and business conditions; levels of construction and renovation activity; competition; financing risks; ability to manage expanding operations; commitments; new services; retention of key management personnel; environmental and other government regulation; and other factors. No forward-looking statement can be guaranteed and actual future results may vary materially. The Company disclaims any responsibility to update these forward-looking statements.

In addition to the information in the unaudited consolidated financial statements and MD&A, Masonite’s Annual Information Form can be found on the Company’s website at www.masonite.com, and the SEDAR website at www.sedar.com.